Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Theseus Pharmaceuticals, Inc. for the registration of up to $300,000,000 of its debt securities, common stock and preferred stock, units and/or warrants and to the incorporation by reference therein of our report dated March 10, 2022, with respect to the consolidated financial statements of Theseus Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

November 3, 2022